Room 4561

April 6, 2006

Mr. Frank Erhartic, Jr.
Chief Executive Officer
Sitestar Corporation
7109 Timberlake Road Suite 201
Lynchburg, VA 24502

> **Re: Sitestar Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 8-K Filed September 22, 2005**
> **Form 8-K/A Filed March 22, 2006**
> **File No. 000-27763**

Dear Mr. Erhartic, Jr.:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 11

Results of Operations, page 12

1.   We note your presentation of EBITDA. Explain how you have considered
        the requirements of Regulation G and Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 14

2.   We note your disclosure indicating your belief that existing cash, cash
        equivalents and cash flow from operations and your ability to obtain
        favorable financing will be sufficient to meet your capital requirements for
        the next twelve months. To aid investor understanding, revise this
        disclosure to clearly indicate whether you believe you will have to raise
        additional finds in the next twelve months. Additionally, explain the basis
        for your assertion that you have the ability to obtain favorable financing.
        Alternatively, tell us why you believe no revision is necessary.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 17

3.   We note that you have your principal executive offices and significant
        operations located in Virginia. In view of this, explain to us why you have
        engaged an audit firm located in New Jersey.

4.   We ask that you request your independent accountants to tell us whether
        they are licensed to practice in the state Virginia and whether they are
        members of the AICPA SEC Practice Section.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies, page 24

Inventory

5.   Explain to us, in reasonable detail, your basis for concluding that the
        carrying value of inventory reported as other assets held for resale is
        recoverable.

Mr. Frank Erhartic, Jr.
Sitestar Corporation
April 6, 2006
Page 3

Controls and Procedures, 38

6.   We note that you have evaluated the effectiveness of your disclosure
        controls and procedures within 90 days of the filing date of your report.
        Rule 13a-15(b) of the Exchange Act and Item 307 of Regulation S-B
        require that management evaluate the effectiveness of the disclosure
        controls and procedures, <u>as of the end of the period covered by the report.</u>

7.   Your disclosure under this section indicates, in part, that there were no
        significant changes to your internal controls or other factors that could
        significantly affect internal controls subsequent to the date of their
        evaluation. Item 308(c) of Regulation S-B requires you to disclose any
        change in your internal control over financial reporting that occurred
        during your last fiscal quarter that has materially affected, or is reasonably
        likely to materially affect, your internal control over financial reporting.

Exhibits and Reports on Form 8-K, page 40

8.   The index to your exhibits indicates that the certifications of your Chief
        Executive Officer and Chief Financial Officer have been filed with your
        Form 10-KSB. However, these exhibits do not appear to have been filed.
        Revise your filing to include appropriate certifications.

Form 8-K filed September 22, 2005

9.   With respect to the Idacomm transaction, explain to us how you evaluated
        whether the transaction represented the acquisition of a business for
        purposes of Items 310(c) and 310(d) of Regulation S-B. As part of your
        response, explain how you considered the guidance of Rule 11-01(d) of
        Regulation S-X.

Form 8-K/A filed March 22, 2006

10.   The pro forma information included in your 8-K/A suggests that all of the
        assets and liabilities of Netrover, Inc. have been carried forward at
        historical amounts and that no value has been assigned to intangible assets
        other than goodwill. Explain why you believe this purchase price
        allocation complies with the SFAS 141, pars. 35 to 46 and A14(b) and
        EITF 02-17.

11.   With respect to your accounting for deferred revenue of Netrover, Inc.,
        explain to us how you have considered the guidance of EITF 01-3. Please
        note that this comment applies to any other acquisitions completed in 2004
        or 2005.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief